August 12, 2016

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	Market Vectors Commodity Trust
Withdrawal of Registration Statement on Form S-1
File No. 333-179435

Ladies and Gentlemen:

On behalf of Market Vectors Commodity Trust, a Delaware statutory trust (the “Trust”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto, as initially filed with the Securities and Exchange Commission (“Commission”) on February 8, 2012 and most recently amended on March 3, 2014 (“Registration Statement”) be withdrawn effective immediately. The Trust is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Trust’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Trust requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Stuart M. Strauss, Esq. of Dechert LLP, via email at stuart.strauss@dechert.com.

Should you have any questions regarding this request for withdrawal, please contact Stuart M. Strauss of Dechert LLP by telephone at (212) 698-3529.

Very truly yours,

/s/ Jan F. van Eck

Jan F. van Eck

President

cc:      Stuart Strauss, Dechert LLP